Exhibit 8
    Declaration of default of 3 outstanding amounts, dated October 30, 2002.


Dialog4/CRL

Betreff: Dialog4/CRL
Datum: Wed, 30 Oct 2002  10:57:56 +0000
Von: Doris Rackwitz <wk-secr@haver-mailaender.de>
An: J Brentlinger <jbrentlinger@crlsystems.com>, John Jay <jhay@gustlaw.com>


Dear Mr. Brentlinger,

Thank you for your E-Mail of 24 October 2002.

CRL's financial situation, as described by you, and your payment concept regarding Siemens and MBG are well taken note of by our client. However - this situation is not at all new and have been discussed with you already during your visit to Ludwigsburg on 22 August 2002. It was then agreed to instruct Dr. Spahlinger to prepare a draft for the agreements with Siemens and MBG, which you would strive to obtain. Berthold Burkhardtsmaier addressed such instruction of Mr. Spahlinger on 23 August. Nothing has happened since. On 27 August Berthold Burkhardtsmaier informed Siemens and MBG about the financial situation and proposed the "exchange of debtors" together with a reduction of the monthly payments. Meanwhile, both Siemens and MBG, have explained to Dialgo4 that they would not be prepared to accept the envisaged "exchange of debtors", and it is obvious that enormous efforts will have to be undertaken from your side to overcome their reluctancy.

On the other hand, Dialog4's status has remained unchanged. Dialgo4 is still under pressure from Siemens and MBG to meet its payment obligations and, failing CRL's payments, it is not able to do so.

As the payment date of 20 October 2002 has elapsed by more than 10 calandar days, CRL is in default with the following payments:

5. instalment 20 August 2002       US$  37.500,00
6. instalment 20 September 2002    US$  37.500,00
7. instalment 20 October 2002      US$  37.500,00
10% interest p.a. August           US$   5.000,00
10% interest p.a. September        US$   5.000,00
10% interest p.a. October          US$   5.000,00
../. cheque                         US$   7.944,67
TOTAL DEFAULT:                     US$ 119.555,33

Dialog4 herewith declares the abvove amount immediately due and payable under the ASPA and Amendments and must insist that US$ 119.555,33 shall be paid by CRL to its account

         FOLLOWING EXPIRY OF 10 WORKING DAYS FROM NOW, NAMELY
           13 NOVEMBER, AT THE LATEST.

Please note that your are personally liable for this payment.


Failing payment, our client reserves all rights under the ASPA and the Amendments.

We also request information regarding the registration of the Purchase Price Stock in accordance with Section 5 of the Second Amendment. Please render this information without delay.

We also refer to Section 6 of the Second amendment and state that as a result of the declared default

  - the sole voting and dispositive power with respect to the Purchase Price Stock has been granted to Dialog4,
  - Dialog4 is entitled to exercise any rights regarding the Purchase Price Stock, in particular to offer for sale, sell or otherwise transfer the Purchase Price Stock to any third party at any time.

The above rights have come into force by operation of law and do not require your approval, nevertheless we would like to ask you to confirm the above forthwith.


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

Dialog4/CRL


Notwithstanding our client's rights under the ASPA and the Amendments we herewith authorize you to proceed with your negotiations both with Siements and MBG at the following addresses:

Siemens AG
Medical Solutions
Mr. Reiner Junge
Abt. Med CO ME
Allee am Rothelheimpark 2
91052 Erlangen

MBG
Mittelstandische Beteiligungsgesellschaft
Mrs. Kimmlingen
Werastrasse 15
70182 Stuttgart
Tel. 0711 - 1645-793
Fax 0711 - 1645-777

Our client will inform Siemens and MBG that it has authorized you to contact them directly and that your are entitled to any information on Dialog4's payment obligations which you may request. In case of successful exchange of debtors, Dialog4 will release CRL from its payment obligations.

This letter is sent not only by E-Mail but also by internationally recognized courier service to the addresses of CS, CRL and Jay Brentlinger as indicated in the ASPA.


Best regards,
Yours sincerely,
Dr. Werner Kessler
Rechtsanwalt




Haver & Mailaender Rechtsanwaclte
Lenzhalde 83-85
70192 Stuttgart

Tel.: (+49) 711 / 22 7 44 - 50
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